                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                             ARGEN CORP.
                           ----------------
                           (Name of Issuer)

                    Common Stock, $.0001 par value
                    ------------------------------
                    (Title of Class of Securities)

                                 N/A
                 ------------------------------------
                (CUSIP Number of Class of Securities)

                          James Mansir, Jr.
                        13559 Meganwood Place
                         La Mirada, CA 90638
                            (562) 902-9154
             --------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            March 5, 2002
                     ----------------------------
                    (Date of Event which Requires
                       Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. - N/A                                                      Page 2 of 5

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         James Mansir, Jr.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*
  PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
                   -------------------------------------------------------------
                      7     SOLE VOTING POWER
                            4,600,000
 NUMBER OF         -------------------------------------------------------------
    SHARES            8     SHARED VOTING POWER
  OWNED BY                  0
    EACH           -------------------------------------------------------------
 REPORTING            9     SOLE DISPOSITIVE POWER
PERSON WITH                 4,600,000
                   -------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
  4,600,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  92%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
  IN
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CUSIP No. - N/A                                                      Page 3 of 5

Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.0001 par value (the "Common Stock"), of Argen
Corp., a Delaware corporation (the "Company"). The Company's principal executive office is located at 14411 Telegraph Road, Whittier CA 90604.

Item 2.  Identity and Background.

 (a) This statement is filed by James Mansir, Jr. (the "Reporting Person")
with respect to shares directly owned by him.

 Any disclosures herein with respect to persons other than the Reporting
Person is made on information and belief after making inquiry to the appropriate party.

 (b) The business address of James Mansir, Jr. is 14411 Telegraph Road,
Whittier CA 90604.

 (c) James Mansir, Jr. is the President, Secretary and a Director of Argen
Corp. and is a private investor.

 (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) James Mansir, Jr. is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

 Mr. James Mansir, Jr. paid an aggregate of $50,000 for the 4,600,000 shares.
Mr. Mansir utilized his personal funds to consummate the acquisition.

Item 4.  Purpose of Transaction.

 The shares of Common Stock deemed to be beneficially owned by Mr. Mansir were acquired for, and are being held for, investment purposes. The shares of Common
Stock were acquired for the purpose of acquiring control of the Company and subsequently engage in a specific business.

CUSIP No. - N/A                                                      Page 4 of 5

 The Reporting Person may in the future directly acquire shares of Common
Stock in open market or private transactions, block purchases or otherwise. The
Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting
Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

 (a) As of the close of business on March 5, 2002, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of
4,600,000 shares of Common Stock. As of March 5, 2002, these shares represented 92%
of the sum of the 5,000,000 total shares of Common Stock outstanding as reported in the Company's Form 10Q for the quarterly period ended September 30, 2001.

 (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule
13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 There are no contracts, arrangements, understandings or relationships
(legal or otherwise) among the Reporting Persons named in Item 2 of this statement and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

 1. Capital Stock Purchase Agreement between James Mansir, Jr. and Dotcom
Internet Ventures Ltd. dated January 7, 2002. (Previously filed by Argen Corp. as
Exhibit 1.1 to Form 8-K)

CUSIP No. - N/A                                                      Page 5 of 5

                                   SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2002
                                                   /s/ James Mansir, Jr.
                                                   ----------------------------
                                                   James Mansir, Jr.